Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30

	2005	2004

Earnings before income from equity investees	$ 11,485	$ 16,594

Add back:
Fixed charges	$ 92,020	$ 83,783
Amortization of previously capitalized interest	2,783	2,667
Distributed income of Unconsolidated Joint Ventures	27,710	26,663

Deduct:
Capitalized interest	(8,129)	(4,044)
Preferred distributions	(1,845)	(7,604)

Earnings available for fixed charges and preferred dividends	$124,023	$118,059

Fixed Charges
Interest expense	$ 79,251	$ 70,377
Capitalized interest	8,129	4,044
Interest portion of rent expense	2,794	1,758
Preferred distributions	1,845	7,604

Total fixed charges	$ 92,020	$ 83,783

Preferred dividends (1)	21,618	12,450

Total fixed charges and preferred dividends	$113,638	$ 96,233

Ratio of earnings to fixed charges and preferred dividends	1.1	1.2

(1)	Preferred dividends for the nine months ended September 30, 2005 include a $3.1 million charge relating to the redemption of $87 million of Series A Preferred Stock, representing the difference between the book value and redemption price of the stock.